                                                         Exhibit 99.2

David E. Nowicki, Chairman of the Board
and
Marl L. Weinstein, President and Chief Executive Officer
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940

November 12, 2008

Dear Messrs. Nowicki and Weinstein:

Healthinvest Partners AB and Healthinvest Global Long/Short Fund beneficially own, in the aggregate, approximately 5.3 percent of the outstanding common stock of Bio-Imaging Technologies, Inc. (the “Company”), making us the second largest shareholder of the Company.

We are very frustrated with the recent performance of the Company that has resulted in a deterioration of shareholder value in 2008. Although the Imaging Services division, which has grown 19 percent, and the newly acquired Phoenix Data Systems unit seem to be developing well, the Company’s share price has declined a catastrophic 66% year-to-date.

We believe that the source of the problem lies in the CapMed division. Despite allocating large resources to this loss-making unit for several years, significant revenues have failed to materialize. For example, in the most recent quarter, the division posted revenues of a mere $11,000 despite incurring approximately $776,000 in operating expenses. If the Company had sold CapMed to a third party or closed it down before the start of this year, the Company’s operating earnings for the first nine months in 2008 would have been around 43 percent higher without significant impact on revenues.

CapMed is an expensive development project with no synergies with Imaging Services and Phoenix Data Systems. If CapMed cannot be sold, it should be closed down. While the decision to divest or close a division is always difficult, it should now be evident to the Company’s Board and senior management that CapMed is having a significant, negative impact on shareholder value, which should be the Board’s highest priority. Surely, the Company’s Board and senior management agree that it is imperative that investor confidence in the Company not be undermined any further. Committing to either divest CapMed or close it down before the end of 2008 would go a long way in this direction.

We would like to schedule a call with both of you within the next week to take place no later than November 21, 2008 in order to discuss the issues and proposals raised in this letter. Please contact me with your availability.  I look forward to hearing from you.

Sincerely,

Anders Hallberg
CEO and Managing Director
Healthinvest Partners AB

Healthinvest Partners AB
Arsenalsgatan 4, SE-111 47 STOCKHOLM
Tel: +46 (0)8 440 38 30 Fax: +46 (0)8 440 38 39
info@healthinvest.se, www.healthinvest.se